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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  July, 2004

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F | | Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                        Yes  | |   No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                        Yes  | |   No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                        Yes  | |   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    NEUROCHEM INC.

July 15, 2004

                                    By:  /s/ David Skinner
                                         ---------------------------------------
                                         David Skinner
                                         Director, Legal Affairs,
                                         General Counsel and Corporate Secretary

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                                                  NEUROCHEM INC.
                                                  275 Armand-Frappier Blvd.
[NEUROCHEM LOGO]                                  Laval, Quebec, Canada H7V 4A7
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             NEUROCHEM TO PRESENT FINDINGS AT THE 9TH INTERNATIONAL
             CONFERENCE ON ALZHEIMER'S DISEASE AND RELATED DISORDERS

             PRESENTATION OF INTERIM CLINICAL DATA ON ALZHEMED(TM)
                    FOR THE TREATMENT OF ALZHEIMER'S DISEASE

MONTREAL, JULY 15, 2004 -- Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) announced today that it will make two oral presentations and will have two posters at the 9th International Conference on Alzheimer's Disease and Related Disorders (ICAD) in Philadelphia starting Sunday, July 18, 2004.

Paul Aisen, MD, Professor of Neurology and Medicine at Georgetown University Medical Center in Washington, D.C., and principal investigator in the United States for the Phase III clinical trial on Alzhemed(TM) has also been invited to present the latest interim clinical results of the Phase II open label extension study on Alzhemed(TM) for the treatment of Alzheimer's Disease (AD) at a press conference organized by ICAD, presented by the Alzheimer's Association. The press conference will feature innovative anti-amyloid therapeutic programs developed by Neurochem and two other companies in the field of AD. The press conference will be held on Wednesday, July 21, at 12:30 PM, EDT in Room 307B of the Pennsylvania Convention Center in Philadelphia, Pennsylvania. More than 4,500 experts from around the world are expected to attend ICAD.
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ORAL PRESENTATIONS

WHAT: ALZHEMED(TM) INTERIM CLINICAL RESULTS IN MILD-TO-MODERATE AD PATIENTS (OPEN-LABEL EXTENDED STUDY)

WHO: Dr. Paul Aisen, Professor of Neurology and Medicine at Georgetown University Medical Center in Washington, D.C. and principal investigator in the United States for the Phase III study on Alzhemed(TM)

WHEN:      Sunday, July 18
           4:00 PM

EVENT:     Therapeutics-1

LOCATION:  Room 204 ABC
           Pennsylvania Convention Center


WHAT:      TARGETING GAGS FOR TREATMENT OF ALZHEIMER'S DISEASE within the
           Symposium: CURRENT PROGRESS ON DEVELOPMENT OF THERAPEUTIC STRATEGIES BASED UPON THE AMYLOID HYPOTHESIS

WHO: Francine Gervais, Ph.D., Vice-President, Research and Development, Neurochem Inc.

WHEN:      Monday,  July 19
           5:30 PM

EVENT: Current Progress on Development of Therapeutic Strategies Based Upon the Amyloid Hypothesis

LOCATION:  Ballroom A/B
           Pennsylvania Convention Center

POSTER PRESENTATIONS

WHAT: "AGE MODULATES THE VULNERABILITY OF RAT NEURONAL CULTURES TO A(BETA)-INDUCED CELL DEATH"

WHO:       Morissette, Celine, et al.

WHEN:      Tuesday, July 20
           12:30 PM-2:45 PM

LOCATION:  Hall B
           Pennsylvania Convention Center
           Abstract #191

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WHAT:        "ZWITTERIONIC COMPOUNDS PROMOTE CONFORMATIONALLY AND
             MORPHOLOGICALLY UNIQUE CHANGES IN THE A(BETA) PEPTIDE"

WHO:         McLaughlin, Richard, et al.

WHEN:        Wednesday, July 21
             12:30 PM-2:45 PM

LOCATION:    Hall B
             Pennsylvania Convention Center
             Abstract #397

Neurochem will be on-site at its corporate booth (#109) from Monday, July 19th, through to Wednesday, July 21st, to meet anyone interested in learning more about the Company's programs and to answer any questions.

ABOUT NEUROCHEM
Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying, oral products addresses critical unmet medical needs. Fibrillex(TM), designated as an orphan drug and as a Fast Track Product candidate, is also part of a Continuous Marketing Applications Pilot 2 program and is currently in a Phase II/III clinical trial for the treatment of AA Amyloidosis. Alzhemed(TM), for the treatment of Alzheimer's disease, is in a Phase III clinical trial and Cerebril(TM), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase II clinical trial.

TO CONTACT NEUROCHEM
For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1-877-680-4500 or visit our website at: www.neurochem.com.

Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation as well as other risks included in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance on the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise.

FOR FURTHER INFORMATION, PLEASE CONTACT:

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Lise Hebert, Ph.D.
Vice President, Corporate Communications lhebert@neurochem.com
Tel: (450) 680-4500
Fax: (450) 680-4501

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